UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of April, 2007
Commission File Number 333-133992
TELEMAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)
Telemar Holding Company
(Translation of Registrant’s name in English)
Praia de Botafogo 300, 11º andar, sala 1101 (parte)
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___   Form 40-F _______
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______    No ___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  April 20, 2007
TELEMAR PARTICIPAÇÕES S.A.
By:  /s/ José Augusto da Gama Figueira
Name:  José Augusto da Gama Figueira
Title:    Executive Officer

TELEMAR PARTICIPAÇÕES S.A.
A Publicly-Traded Company in Brazil
CNPJ/MF No. 02.107.946/0001-87
NIRE N.º 3.33.0016601-7
Statement of Material Fact
Further to the statements of material facts released on April 10, 2007 and April 17, 2007, which refer to the proposals for Telemar Participações S.A. (“TmarPart”) to carry out the voluntary public tender offers to purchase (“Tender Offers”) preferred shares issued by its subsidiaries Tele Norte Leste Participações S.A. (BOVESPA: TNLP; NYSE: TNE) and Telemar Norte Leste S.A. (BOVESPA: TMAR), TmarPart informs the public of the following:
(i) At a meeting held today, the Board of Directors of TmarPart approved the proposals to carry out the Tender Offers, on the general conditions referred to in the statement of material fact released on April 10, 2007, and authorized TmarPart’s Officers to take all action necessary to implement the Tender Offers;
(ii) Holders of American Depositary Receipts (“ADRs”) representing preferred shares issued by TNE who wish to accept the Tender Offer will also be able to take part in the purchase auction to be held on the São Paulo Stock Exchange - BOVESPA, provided they register their intention to participate in the auction by the deadline to be fixed at the appropriate time and disclosed in the notice of the Tender Offer;
(iii) The general conditions applicable to preferred shares of TNE mentioned in the statement of material fact disclosed on April 10, 2007 will also apply to the TNE preferred shares held in the form of ADRs through The Bank of New York, as depositary;
(iv) Registration to take part in the auction will be made through The Bank of New York - ADR Department, acting as receiving agent (“Receiving Agent”), or directly by the holders of ADRs, in which case ADR holders must first withdrawal their shares from the ADR program, so that they will be able to offer their shares for sale in the auction.
The approvals required under the bylaws of TmarPart for the Tender Offers have now been obtained, and information on the status of procedures with the regulatory agencies for the implementation of the Tender Offers will be disclosed at the relevant time.
The content of this statement of material fact is being transmitted simultaneously to the Investors Relations Officers of TNE and TMAR, for release to the shareholders of those companies.
Rio de Janeiro, April 20, 2007
Fabio Schvartsman
Investors Relations Officer
Tender offer statement
The tender offers described in this release have not yet commenced and this press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any securities. TmarPart has not yet commenced any tender offer. Any tender offer will be made only pursuant to an offer to purchase and related materials that TmarPart would distribute to holders of securities. Security holders are strongly encouraged to read carefully the offers to purchase, the letters of transmittal and any other related materials, including materials filed with the Securities and Exchange Commission because they will contain important information. Following the commencement of any tender offer, security holders will be able to obtain free copies of the tender offer statement on Schedule TO, the offer to purchase and other related materials once they are filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov.